SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Iteris Inc.

(Name of Issuer)

Common Stock,

Warrants to Purchase Common Stock,

Debentures Convertible to Common Stock

(Title of Class of Securities)

46564T107

(CUSIP Number)

September 15, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46564T107	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 2,759,391[1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 119,575[2]
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,917,771[1]
PERSON WITH	8	SHARED DISPOSITIVE POWER 119,575[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,771
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.02%[3]
12	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,759,391 shares of Common Stock and sole investment power over warrants exercisable to purchase 158,380 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

 Riley Investment Management LLC has shared voting and dispositive power over 119,575 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

3

Based on 29,133,339 shares of Common Stock outstanding at August 10, 2006, as reported in Iteris, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 14, 2006.

CUSIP No. 46564T107	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 2,759,391
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,917,771
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,771
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.02%[1]
12	TYPE OF REPORTING PERSON* PN

———————

1

Based on 29,133,339 shares of Common Stock outstanding at August 10, 2006, as reported in Iteris, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 14, 2006.

CUSIP No. 46564T107	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 41,667
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 57,173
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.20%[1]
12	TYPE OF REPORTING PERSON* BD

———————

1

Based on 29,133,339 shares of Common Stock outstanding at August 10, 2006, as reported in Iteris, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 14, 2006.

CUSIP No. 46564T107	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	5	SOLE VOTING POWER 50,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 50,000
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.17%[1]
12	TYPE OF REPORTING PERSON* EP

———————

1

Based on 29,133,339 shares of Common Stock outstanding at August 10, 2006, as reported in Iteris, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 14, 2006.

CUSIP No. 46564T107	13G	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 2,834,391[1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 119,575[2]
EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,210,271[1]
PERSON WITH	8	SHARED DISPOSITIVE POWER 119,575[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,101,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.02%[3]
12	TYPE OF REPORTING PERSON* IN

———————

1

Includes 2,834,391 shares of Common Stock and warrants to purchase 158,380 shares of Common Stock owned by SACC Partners, LP.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 2,917,771 shares owned of record by SACC Partners LP.  Includes 41,667 shares of Common Stock and warrants to purchase 15,506 shares of Common Stock owned of record by B. Riley & Co.  Mr. Riley, in his role as Chairman of B. Riley & Co., may be deemed to have beneficial ownership of the 57,173 shares owned of record by B. Riley & Co.  Includes 50,000 shares of Common Stock owned by the B. Riley & Co. Retirement Trust.  Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, may be deemed to have beneficial ownership of the 50,000 shares owned of record by the B. Riley & Co. Retirement Trust.  Although Mr. Riley, in his role as custodian for his children’s accounts, controls dispositive powers over a total of debentures convertible to 88,643 shares of Common Stock and warrants to purchase a total of 20,272 shares of Common Stock, Mr. Riley disclaims beneficial ownership of a total of 108,915 shares belonging to his children.

2

Riley Investment Management LLC has shares voting and dispositive power over 119,575 shares of Common Stock owned by advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

3

Based on 29,133,339 shares of Common Stock outstanding at August 10, 2006, as reported in Iteris, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 14, 2006.

CUSIP No. 46564T107	13G	Page 7 of 9 Pages

Item 1.

(a) Name of Issuer

Iteris, Inc.

(b) Address of Issuer’s Principal Executive Offices

1515 S. Manchester Ave.

Anaheim, CA 92802

Item 2.

(a) Name of Person Filing

SACC Partners LP (Delaware limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

B. Riley & Co. (Delaware incorporated broker dealer)

B. Riley & Co. Retirement Trust (employee benefit plan)

Mr. Bryant R. Riley (individual residing in California)

(b) Address of Principal Business Office or, if none, Residence

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

Warrants to Purchase Common Stock

Debentures Convertible into Common Stock

(e) CUSIP Number

46564T107

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	X	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	X	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	X	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 46564T107	13G	Page 8 of 9 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,101,356

(b) Percent of class: 10.65%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 2,834,391

(ii) Shared power to vote or to direct the vote 119,575

(iii) Sole power to dispose or to direct the disposition of 3,210,271

(iv)Shared power to dispose or to direct the disposition of 119,575

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46564T107	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2006

SACC Partners, LP
By: Riley Investment Management, its General
Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

Riley Investment Management, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley